Exhibit 5.3

             [Letterhead of Ballard Spahr Andrews & Ingersoll, LLP]

                                                              September 10, 2002

Public Service Enterprise Group
80 Park Plaza, T-4
Newark, New Jersey 07102

Ladies and Gentlemen:

      We have acted as counsel to Public Service Enterprise Group Incorporated, a New Jersey corporation (the "Company"), in connection with the issuance by the Company of 9,200,000 Participating Units. Each Participating Unit will initially consist of a unit comprised of (a) a stock purchase contract (the "Purchase Contract") under which the holder is obligated to purchase from the Company on November 16, 2005, a number of shares of common stock, no par value, of the Company and (b) beneficial ownership of a 6.25% Preferred Trust Security of PSEG Funding Trust I, a Delaware statutory trust (the "Trust"), having a liquidation amount of $50. The assets of the Trust will consist of 6.25% Senior Deferrable Notes Due 2007 to be issued by the Company under an Indenture, dated as of November 1, 1998, between the Company and Wachovia Bank, National Association (formerly known as First Union National Bank), as Trustee, as supplemented by a Supplemental Indenture dated as of September 10, 2002. The Participating Units are to be issued pursuant to a Registration Statement (the "Registration Statement") on Form S-3 (Nos. 333-86372 and 333-86372-01), relating to $1,500,000,000 aggregate initial public offering price of the Company's common stock, preferred stock, purchase contracts, stock purchase units, debt securities, preferred securities guarantee and debt securities, and the preferred trust securities of the Trust.

      We have examined such documents and records and made such investigation as we deemed appropriate or necessary, including examining the Stock Purchase Contracts.

      Based upon the foregoing, subject to the limitations set forth herein and having regard for such legal considerations as we deem relevant, we are of the opinion that, assuming the due execution and delivery by the Company and authentication by the Purchase Contract Agent, the Purchase Contracts will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effects of
(1) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights in general and the rights of creditors generally and


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(2) general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law).

      This opinion is confined to and is given on the basis of the laws of the State of New York as they exist on the date hereof. With respect to the laws of the State of New Jersey, we have, with your permission, relied on all matters governed by such laws upon the opinion of James T. Foran, Associate General Counsel of the Company

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reliance by James T. Foran on this opinion as to matters of New York law in rendering his opinion of even date herewith filed as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended.

                                      Very truly yours,

                                      /s/ Ballard Spahr Andrews & Ingersoll, LLP